Emeco Holdings Limited

08 January 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Fin[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07020327

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Emeco Holdings Limited, Market release: Emeco Group completes acquisition of Euro Machinery businesses, released to the Australian Stock Exchange Limited on 5 January 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

PROCESSED
JAN 17 2007
THOMSON FINANCIAL

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

Emeco Holdings Limited

Market release
5 January 2007

Emeco Group completes acquisition of Euro Machinery businesses

Emeco International Europe BV, a wholly owned subsidiary of Emeco Holdings Ltd, has completed the acquisition of all of the issued shares of Euro Machinery BV and Euro Rental BV.

Terms of the acquisition and details regarding the Euro Machinery businesses were disclosed in an announcement to the market on 8 December 2006.

For further information please contact:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9420 0222